THE CHARLES SCHWAB CORPORATION

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions, unaudited)

Year Ended December 31,	2007	2006	2005	2004	2003
Earnings from continuing operations before taxes on earnings	$1,853	$1,476	$1,027	$547	$627

Fixed charges
Interest expense:
Brokerage client cash balances	329	426	378	113	76
Deposits from banking clients	238	200	74	21	5
Long-term debt	38	29	30	28	30
Other	18	24	19	10	18

Total	623	679	501	172	129
Interest portion of rental expense	60	55	55	71	72

Total fixed charges (A)	683	734	556	243	201

Earnings from continuing operations before taxes on earnings, and fixed charges (B)	$2,536	$2,210	$1,583	$790	$828

Ratio of earnings to fixed charges (B) ÷ (A) (1)	3.7	3.0	2.8	3.3	4.1
Ratio of earnings to fixed charges excluding brokerage and banking client interest expense (2)	17.0	14.7	10.9	6.0	6.2

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes,”earnings” consist of earnings from continuing operations before taxes on earnings, extraordinary gain, and fixed charges. “Fixed charges” consist of interest expense as listed above, including one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both payables to brokerage clients and deposits from banking clients is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding brokerage and banking client interest expense reflects the elimination of such interest expense as a fixed charge.